Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” included in the Joint Proxy Statement of Aon Corporation and Hewitt Associates, Inc. that is made a part of the Registration Statement (Form S-4 No. 333-          ) and related Prospectus of Aon Corporation for the registration of 68,884,339 shares of its common stock and to the incorporation by reference therein of our reports dated November 10, 2009, with respect to the consolidated financial statements of Hewitt Associates, Inc., and the effectiveness of internal control over financial reporting of Hewitt Associates, Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Chicago, Illinois
July 23, 2010